

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 26, 2007

VIA U.S. MAIL AND FAX (305) 358-7704
Mr. Stephen Lazarus
Chief Financial Officer
Steiner Leisure Limited
770 South Dixie Highway
Coral Gables, FL 33146

> **Re: Steiner Leisure Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 0-28972**

Dear Mr. Lazarus:

    We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Results of Operations, pages 47-48

1. Please revise to provide comparative segment data and analysis for each period presented to facilitate an understanding of your consolidated financial condition and operating performance. Please incorporate segment-specific comparative year-over-year performance indicators which you addressed on page 43. Refer to our Interpretive

Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations at http://www.sec.gov/rules/interp/33-8350.htm.

(2) Summary of Significant Accounting Policies

(g) Goodwill, page F-13

2. Please tell us, and disclose the reporting units for each of your operating segments. Also, tell us how these reporting units were determined under paragraph 30 of SFAS 142 and EITF D-101.

(h) Income Taxes, page F-13

3. It appears that you have assumed an uncertain tax position based on your statement herein that you "*believe* a large percentage of (y)our shipboard services income is foreign-source income, not effectively connected to a business (you) … conduct in the United States and, therefore, not subject to United States income taxation." While we note that you are still considering the effect of FIN 48 on your consolidated financial statements, please tell us, and disclose, your conclusion as to whether such position is subject to the recognition, measurement and disclosure requirements of FIN 48.

(4) Acquisitions, page F-21

4. We note that you referred to an independent appraisal in connection with the valuation of the UCMT acquisition. While you are not required to make reference to a third party appraiser or expert, when you do you should disclose the name of the expert and confirm to us in your response letter that the expert is aware of being named in the filing. If you decide to delete your reference to the expert, please revise the disclosures to explain the methods and assumptions used by you to determine the valuation.

(14) Segment Information: page F-29

5. Please provide the information by geographic area as required by paragraph 38 of SFAS 131.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director